UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2017 SUITE OF ANNUAL
REPORTS AND A NO CHANGE STATEMENT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 JSE share code: ANG
CUSIP: 035128206 NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")
29 March 2018
NEWS RELEASE
ANGLOGOLD ASHANTI LIMITED ISSUES ITS 2017 SUITE OF ANNUAL REPORTS AND A NO CHANGE
STATEMENT
AngloGold Ashanti announces that it has today, Thursday, 29 March 2018, issued the group's suite or reports for the financial year ended 31 December 2017.
AngloGold Ashanti's suite of 2017 annual reports includes:
•
•
•
•
•
Integrated Report 2017
Annual Financial Statements 2017
Sustainable Development Report 2017
Mineral Resource and Ore Reserve Report 2017
Notice of the 74th Annual General Meeting
These reports and documents communicate relevant aspects fo AngloGold Ashanti's operating, sustainability and financial performance for the 2017 financial year, from 1 January to 31 December 2017 and are available at www.aga-reports.com.
The Group Annual Financial Statements for the year ended 31 December 2017, on which Ernst & Young Inc.
issued an unqualified audit report, does not contain changes to the International Financial Reporting Standards financial statements published on the Stock Exchange News Service of the JSE Limited on 20 February 2018.
The unqualified audit report issued by Ernst & Young Inc. is available for inspection at the registered office of the Company. Furthermore, the Company advises that there have been no restatements to the previously published financial statements.
The Annual General Meeting of AngloGold Ashanti (AGM) will be held on Wednesday, 16 May 2018 at the
Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, at 11:00 am (SA time). Posting of the Notice of Annual General Meeting to shareholders, which incorporates summarised financial statements for the year under review, will commence on 13 April 2018 on which date further information regarding the
AGM will be released.
Further, AngloGold Ashanti's annual report, which includes the annual financial statements for the year endeds
31 December 2017, has been filed on Form 20-F with the United States Securities and Exchange Commission
(SEC) today, 29 March 2018 and is available on the SEC's website at www.sec.gov and the Company's website at www.aga-reports.com. Shareholders, prospective bondholders and holders of American
Depositary Receipts can request copies of the Company's annual financial stetements free of charge from the
Company Secretarial Department at companysecretary@anglogoldashanti.com.
ENDS

29 March 2018
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Contacts
Media
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Chris Nthite +27-83-301-2481
cnthite@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Sabrina Brockman    +1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 - JSE share code: ANG CUSIP: 035128206 - NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited

Date: March 29, 2018
By: /s/ M E SANZ PEREZ________
M E Sanz Perez
Name:
Title:
EVP: Group Legal, Commercial & Governance